FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 29, 2010, by Panasonic Corporation (the registrant), announcing consolidated financial results for the second quarter and six months ended September 30, 2010 (fiscal 2011).

2.	Supplemental consolidated financial data for the second quarter and six months ended September 30, 2010 (fiscal 2011).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 4, 2010

October 29, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS SECOND-QUARTER AND SIX-MONTH RESULTS

- Earnings exceed revised forecasts -

Osaka, Japan, October 29, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) today reported its consolidated financial results for the second quarter and six months ended September 30, 2010, of the current fiscal year ending March 31, 2011 (fiscal 2011).

Consolidated Second-quarter Results

Compared to the same period a year ago, consolidated group sales for the second quarter increased 27% to 2,206.8 billion yen, from 1,737.8 billion yen. Of the consolidated group total, domestic sales amounted to 1,135.1 billion yen, up 24% from 917.3 billion yen and overseas sales increased to 1,071.7 billion yen, up 31% from 820.5 billion yen.

During the second quarter, the global economy continued to recover gradually due mainly to economic stimulus government programs, despite uncertain economy in developed countries. The emerging markets and environment- and energy-related markets will continue to expand steadily in the mid-to-long-term. Under these circumstances, the company expects the competition in these growing markets to intensify. In such business conditions, Panasonic group launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011. In GT12, Panasonic aims to integrate environmental protection and business growth, and to become a ‘Panasonic Group filled with significant growth potential’ in fiscal 2013.

Panasonic resolved, at the Board of Directors meeting held in July 2010, to pursue a plan to make Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) wholly-owned subsidiaries of Panasonic by around April 2011. The company is in the process of finalizing growth strategies and reorganizing business structure in order to maximize synergy for the entire Panasonic Group. Panasonic will accelerate this process in order to achieve its GT12 targets.

Regarding earnings, compared to the same period a year ago, operating profit1 for the second quarter was 85.2 billion yen, up from 49.1 billion yen. This result was due mainly to strong sales, and streamlining of material costs and other general expenses, offsetting severe price competition and appreciation of the yen. In other income (deductions), the company incurred business restructuring expenses and write-down of securities. These factors resulted in a pre-tax income of 60.3 billion yen, up from 25.3 billion yen. Accordingly, net income attributable to Panasonic Corporation totaled 31.0 billion yen, up from 6.1 billion yen.

Consolidated Six-month Results

Consolidated group sales for six months ended September 30, 2010 increased 31% to 4,367.9 billion yen, compared with 3,333.3 billion yen in the same period of fiscal 2010 (a year ago). Domestic sales amounted to 2,189.5 billion yen, up 23% from 1,776.0 billion yen a year ago, while overseas sales increased 40% to 2,178.4 billion yen, up from 1,557.3 billion yen a year ago.

The company’s operating profit for the first six months increased significantly to 169.0 billion yen, from 28.9 billion yen a year ago. Pre-tax income totaled 144.6 billion yen, improving from a pre-tax loss of 26.5 billion yen. Net income attributable to Panasonic Corporation turned to an income of 74.7 billion yen from a loss of 46.9 billion yen.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Six-month Breakdown by Business Segment

The company’s six-month consolidated sales and operating profit by business segment, compared with the amounts a year ago, are summarized as follows:

Digital AVC Networks

Sales in this segment increased 3% to 1,657.8 billion yen, from 1,604.1 billion yen. Despite a decline in sales of mobile phones and digital cameras, this result was due mainly to favorable sales of flat-panel TVs, automotive electronics and Blu-ray Disc recorders. Operating profit improved 381% to 61.3 billion yen from 12.7 billion yen, mainly as a result of fixed cost reduction and comprehensive streamlining efforts.

Home Appliances2

Sales in this segment increased 7% to 636.7 billion yen, compared with 594.9 billion yen, due mainly to favorable sales of air conditioners and compressors. Operating profit increased 84% to 49.1 billion yen from 26.7 billion yen, due mainly to strong sales.

PEW and PanaHome

Sales in this segment increased 8% to 834.0 billion yen, from 773.7 billion yen. Regarding Panasonic Electric Works Co., Ltd. and its subsidiaries, sales increased mainly in devices such as electrical construction materials and automation controls, and in home appliances such as personal-care products and health enhancing products. For PanaHome Corporation and its subsidiaries, the recovery in Japanese housing market conditions and stable sales of housing construction led to the increase of overall sales. Operating profit improved to 30.8 billion yen from 4.2 billion yen, due mainly to strong sales.

Components and Devices2

Sales in this segment increased 5% to 480.9 billion yen, compared with 456.8 billion yen a year ago, due mainly to a strong sales of general electronic components and favorable sales of batteries and semiconductors. Operating profit improved to 25.5 billion yen from 3.6 billion yen a year ago. This was due mainly to sales recovery and comprehensive streamlining efforts.

[2]

The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

SANYO

Sales in this segment totaled 829.7 billion yen. Sales of solar cells and car-related equipment such as car navigation systems were strong because of economic stimulus programs in several countries, as well as favorable sales of electronic components by continuing increase in demand for PCs. Operating profit resulted in 6.1 billion yen, even after incurring the expenses such as the amortization of intangible assets recorded at acquisition.

Other

Sales in this segment significantly increased 26% to 560.4 billion yen from 446.1 billion yen, due mainly to strong sales in factory automation equipment. Operating profit also improved to 23.0 billion yen from 2.1 billion yen.

Consolidated Financial Condition

Net cash provided by operating activities for six months ended September 30, 2010 amounted to 247.3 billion yen. This was attributable primarily to net income and depreciation. Net cash used in investing activities amounted to 92.2 billion yen. This was due mainly to capital expenditures on manufacturing facilities such as flat-panel TVs and batteries, which are the company’s priority business areas, offsetting proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment. Net cash provided by financing activities was 653.7 billion yen, due mainly to an increase of short-term bonds issued by the company and certain overseas subsidiaries, offsetting expenditures on purchasing of noncontrolling interests of the company’s subsidiaries. Taking into the effect of exchange rate fluctuations, cash and cash equivalents totaled 1,868.4 billion yen as of September 30, 2010, an increase of 758.5 billion yen, compared with the end of the last fiscal year (March 31, 2010).

The company’s consolidated total assets as of September 30, 2010 increased 605.9 billion yen to 8,964.0 billion yen from the end of fiscal 2010. This was due mainly to an increase in cash and cash equivalents by issuing short-term bonds, despite decreasing in investments and advances affected by decline of the market value in investments. Panasonic Corporation shareholders’ equity decreased 140.5 billion yen, compared with the end of fiscal 2010, to 2,652.0 billion yen as of September 30, 2010. This was primarily as deterioration in accumulated other comprehensive income (loss) influenced by appreciation of the yen and decline of market value in investments, and decrease in capital surplus accompanied by the acquisition of noncontrolling interests of the company’s subsidiaries.

Interim and Year-end Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 5.0 yen per common share to shareholders of record as of September 30, 2010, payable November 30, 2010. This is equal to last year’s interim dividend of 5.0 yen. The company also plans to distribute a year-end cash dividend of 5.0 yen per common share (payable to shareholders of record as of March 31, 2011). If implemented, total dividends for fiscal 2011, including the aforementioned interim dividend of 5.0 yen per common share, will be 10.0 yen per common share.

Outlook for Fiscal 2011

Although the global economic recovery led by the emerging countries is expected to continue, Panasonic anticipates that uncertainty in the market will continue due to the latest signs of faltering economic recoveries in the U.S. and Europe. In such business conditions, regarding consolidated results for six months ended September 30, 2010, the company exceeded its revised forecasts announced on July 29, 2010, due mainly to comprehensive streamlining of costs. However, Panasonic expects uncertain business environment to continue from the third quarter onward, with further price decline due to ever-intensifying competition, appreciation of the yen and rising prices for raw materials. Taking into account all of these business conditions such as positive factors in the first six months and negative factors in the second half, Panasonic has not changed the full year forecasts for fiscal 2011 since previously announced on July 29, 2010.

For your reference, consolidated results forecasts for fiscal 2011 announced on July 29, 2010 are as follows:

Sales are forecasted to be 8,900.0 billion yen, an increase of 20% from fiscal 2010. Operating profit is forecasted to increase by 63% from fiscal 2010 to 310.0 billion yen. Income before income taxes3 is anticipated to be 210.0 billion yen. Income attributable to Panasonic Corporation is expected to be 85.0 billion yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[3]

Factors affecting the forecast for other income (deductions) of 100 billion yen (the difference between operating profit and loss before income taxes) include business restructuring expenses of 40 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic's latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended September 30)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥2,206,822	¥1,737,838	127%
Cost of sales	(1,628,763)	(1,252,666)
Selling, general and administrative expenses	(492,929)	(436,132)
Interest income	2,948	3,131
Dividends received	425	686
Interest expense	(6,904)	(5,521)
Expenses associated with the implementation of early retirement programs **	(678)	(1,108)
Other income (deductions), net	(20,698)	(20,916)

Income before income taxes	60,223	25,312	238%
Provision for income taxes	(25,810)	(15,022)
Equity in earnings (losses) of associated companies	1,884	(210)

Net income	36,297	10,080	360%
Less net income attributable to noncontrolling interests	5,257	3,971

Net income attributable to Panasonic Corporation	¥31,040	¥6,109	508%

Net income attributable to Panasonic Corporation, basic
per common share	14.99 yen	2.95 yen
per ADS	14.99 yen	2.95 yen
Net income attributable to Panasonic Corporation, diluted
per common share ***	—	—
per ADS ***	—	—

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Three months ended September 30)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥69,687	¥56,509
Capital investment ****	¥102,425	¥89,551
R&D expenditures	¥132,145	¥122,434

Number of employees (September 30)	385,243	284,439

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Six months ended September 30)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥4,367,948	¥3,333,296	131%
Cost of sales	(3,199,550)	(2,423,537)
Selling, general and administrative expenses	(999,430)	(880,902)
Interest income	5,717	6,044
Dividends received	3,483	4,103
Interest expense	(14,285)	(11,566)
Expenses associated with the implementation of early retirement programs **	(1,605)	(22,694)
Other income (deductions), net	(17,725)	(31,197)

Income (loss) before income taxes	144,553	(26,453)	—
Provision for income taxes	(64,147)	(22,774)
Equity in earnings (losses) of associated companies	3,629	(2,049)

Net income (loss)	84,035	(51,276)	—
Less net income (loss) attributable to noncontrolling interests	9,317	(4,408)

Net income (loss) attributable to Panasonic Corporation	¥74,718	¥(46,868)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	36.09 yen	(22.63) yen
per ADS	36.09 yen	(22.63) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share ***	—	—
per ADS ***	—	—

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Six months ended September 30)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥138,462	¥113,712
Capital investment ****	¥201,075	¥203,866
R&D expenditures	¥265,833	¥236,015

Number of employees (September 30)	385,243	284,439

**** These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

September 30, 2010

With comparative figures for March 31, 2010

	Yen (millions)
	Sept. 30, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	¥1,868,406	¥1,109,912
Time deposits	102,076	92,032
Trade receivables:
Notes	77,615	74,283
Accounts	1,102,665	1,134,915
Allowance for doubtful receivables	(22,906)	(24,158)
Inventories	1,010,673	913,646
Other current assets	459,005	505,418

Total current assets	4,597,534	3,806,048

Investments and advances	533,569	636,762
Property, plant and equipment, net of accumulated depreciation	1,912,911	1,956,021
Other assets	1,919,952	1,959,226

Total assets	¥8,963,966	¥8,358,057

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥1,113,805	¥299,064
Trade payables:
Notes	57,532	59,608
Accounts	1,031,154	1,011,838
Other current liabilities	1,477,768	1,445,353

Total current liabilities	3,680,259	2,815,863

Noncurrent liabilities:
Long-term debt	950,131	1,028,928
Other long-term liabilities	795,731	833,493

Total noncurrent liabilities	1,745,862	1,862,421

Total liabilities	5,426,121	4,678,284

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,126,269	1,209,516
Legal reserve	93,949	93,307
Retained earnings	2,413,210	2,349,487
Accumulated other comprehensive income (loss) *	(569,513)	(448,232)
Treasury stock, at cost	(670,695)	(670,330)

Total Panasonic Corporation shareholders’ equity	2,651,960	2,792,488

Noncontrolling interests	885,885	887,285

Total equity	3,537,845	3,679,773

Total liabilities and equity	¥8,963,966	¥8,358,057

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Sept. 30, 2010	March 31, 2010
Cumulative translation adjustments	¥(445,087)	¥(352,649)
Unrealized holding gains of available-for-sale securities	10,353	40,700
Unrealized gains of derivative instruments	1,728	1,272
Pension liability adjustments	(136,507)	(137,555)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2010/2009
	2010	2009
[Sales]
Digital AVC Networks	¥1,657.8	¥1,604.1	103%
Home Appliances	636.7	594.9	107%
PEW and PanaHome	834.0	773.7	108%
Components and Devices	480.9	456.8	105%
SANYO	829.7	—	—
Other	560.4	446.1	126%

Subtotal	4,999.5	3,875.6	129%
Eliminations	(631.6)	(542.3)	—

Consolidated total	¥4,367.9	¥3,333.3	131%

[Segment Profit] **
Digital AVC Networks	¥61.3	¥12.7	481%
Home Appliances	49.1	26.7	184%
PEW and PanaHome	30.8	4.2	739%
Components and Devices	25.5	3.6	702%
SANYO	6.1	—	—
Other	23.0	2.1	1078%

Subtotal	195.8	49.3	397%
Corporate and eliminations	(26.8)	(20.4)	—

Consolidated total	¥169.0	¥28.9	586%

* ** See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)
	2010	2009
Cash flows from operating activities:
Net income (loss)	¥84,035	¥(51,276)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	179,685	131,316
Net gain on sale of investments	(6,876)	(407)
Cash effects of changes in, excluding acquisition:	(3,131)	(98,019)
Trade receivables	(132,022)	(22,586)
Inventories	51,612	140,974
Trade payables
Retirement and severance benefits	(18,911)	(8,357)
Other	92,930	64,585

Net cash provided by operating activities	247,322	156,230

Cash flows from investing activities:
Proceeds from disposition of investments and advances	59,624	34,837
Increase in investments and advances	(2,633)	(3,926)
Capital expenditures	(200,728)	(203,219)
Proceeds from disposals of property, plant and equipment	72,771	18,544
(Increase) decrease in time deposits	(14,412)	154,792
Other	(6,838)	(21,247)

Net cash provided by (used in) investing activities	(92,216)	(20,219)

Cash flows from financing activities:
Increase (decrease) in short-term debt	798,043	383,023
Increase (decrease) in long-term debt	(63,459)	23,960
Dividends paid to Panasonic Corporation shareholders	(10,353)	(15,530)
Dividends paid to noncontrolling interests	(8,072)	(9,071)
(Increase) decrease in treasury stock	(372)	(27)
Purchase of noncontrolling interests and other	(62,060)	(9,778)

Net cash provided by financing activities	653,727	372,577

Effect of exchange rate changes on cash and cash equivalents	(50,339)	(22,950)

Net increase (decrease) in cash and cash equivalents	758,494	485,638
Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	¥1,868,406	¥1,459,505

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred 1.6 billion yen as expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 46,563 million yen for the six months ended September 30, 2010, and a loss of 59,138 million yen for the six months ended September 30, 2009. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

6. Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the second quarter and six months ended September 30, 2009.

9. The company resolved, at the Board of Directors meeting held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO, which are the company’s subsidiaries, in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisition”) by around April 2011 by way of tender offers and, thereafter, share exchanges. Panasonic conducted, pursuant to the resolution of its above-mentioned Board of Directors meeting, the tender offers for the shares of PEW and SANYO during a tender offer period from August 23, 2010 through October 6, 2010 and as a result, Panasonic’s shareholdings of PEW and SANYO became approximately 84% and 81%, respectively. In order to complete the Acquisitions, Panasonic plans to implement share exchanges by which each of PEW and SANYO will become a wholly-owned subsidiary of Panasonic by around April 2011.

10. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 is reclassified to conform to the presentation for fiscal 2011.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of September 30, 2010 are as follows:

Digital AVC Networks

AVC Networks Company, System Networks Company,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

11. Number of consolidated companies: 662 (including parent company)

12. Number of associated companies under the equity method: 233

# # #

October 29, 2010

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2011

Second Quarter and Six Months ended September 30, 2010

Note:	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the second quarter and six months results of fiscal 2010.

1. Sales breakdown

yen (billions)

Fiscal 2011 Second Quarter	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	385.8	95%	101%	135.6	101%	250.2	93%	101%
Information and Communications Equipment	376.7	100%	104%	206.6	108%	170.1	93%	101%

Digital AVC Networks	762.5	98%	103%	342.2	105%	420.3	93%	101%
Home Appliances	299.8	109%	113%	170.9	111%	128.9	107%	114%
PEW and PanaHome	399.1	106%	108%	323.5	104%	75.6	117%	129%
Components and Devices	198.8	99%	105%	67.0	104%	131.8	97%	105%
SANYO	406.8	—	—	161.3	—	245.5	—	—
Other	139.8	128%	131%	70.2	113%	69.6	148%	155%

Total	2,206.8	127%	131%	1,135.1	124%	1,071.7	131%	139%

(Domestic vs. overseas)	(100%)			(51%)		(49%)

yen (billions)

Fiscal 2011 Six Months ended September 30, 2010	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	783.4	103%	107%	273.8	106%	509.6	101%	108%
Information and Communications Equipment	746.7	100%	103%	399.7	100%	347.0	100%	107%

Digital AVC Networks	1,530.1	101%	105%	673.5	102%	856.6	100%	107%
Home Appliances	613.2	108%	111%	338.9	107%	274.3	110%	116%
PEW and PanaHome	746.0	108%	110%	593.9	105%	152.1	124%	134%
Components and Devices	392.1	106%	111%	131.8	110%	260.3	104%	111%
SANYO	814.2	—	—	313.5	—	500.7	—	—
Other	272.3	137%	140%	137.9	119%	134.4	162%	168%

Total	4,367.9	131%	134%	2,189.5	123%	2,178.4	140%	147%

(Domestic vs. overseas)	(100%)			(50%)		(50%)

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

(Overseas Sales by Region)

yen (billions)

	Fiscal 2011 Second Quarter			Fiscal 2011 Six Months ended September 30
		11/10	Local currency basis 11/10		11/10	Local currency basis 11/10
North and South America	267.3	121%	128%	553.4	130%	136%
Europe	203.8	110%	126%	427.6	121%	135%
Asia	278.1	132%	135%	570.5	141%	143%
China	322.5	159%	167%	626.9	167%	173%

Total	1,071.7	131%	139%	2,178.4	140%	147%

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2011
		Second Quarter		Six Months ended September 30
		Sales	11/10	Sales	11/10
Digital AVC Networks	TVs	240.5	96%	491.0	105%
	Plasma TVs	117.6	87%	248.4	96%
	LCD TVs	104.2	107%	206.5	120%
	Digital Cameras	46.9	83%	98.1	94%
	BD / DVD recorders	28.6	92%	61.9	100%
	BD recorders / players	23.4	107%	51.1	115%
	VCRs / camcorders	16.2	101%	31.3	96%
	Audio equipment	17.0	94%	35.1	102%
	Information equipment	254.5	98%	509.5	106%
	Communications equipment	122.3	106%	237.2	89%
	Mobile communications equipment	64.4	118%	120.1	82%
Home Appliances	Air conditioners	66.9	128%	147.8	114%
	Refrigerators	35.5	109%	68.5	105%
Components and Devices	General components	88.5	109%	172.6	114%
	Semiconductors *	88.2	99%	172.9	104%
	Batteries	59.9	96%	120.0	103%
Other	FA equipment	49.2	211%	90.7	242%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2011 is revised to 331.0 billion yen, up 1% from fiscal 2010.

3. Segment Information

yen (billions)

	Fiscal 2011 Second Quarter					Fiscal 2011 Six Months ended September 30
	Sales	11/10	Segment Profit	% of sales	11/10	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	826.1	99%	33.4	4.0%	127%	1,657.8	103%	61.3	3.7%	481%
Home Appliances	313.9	109%	16.8	5.4%	210%	636.7	107%	49.1	7.7%	184%
PEW and PanaHome	442.8	106%	22.5	5.1%	188%	834.0	108%	30.8	3.7%	739%
Components and Devices	244.6	100%	13.7	5.6%	102%	480.9	105%	25.5	5.3%	702%
SANYO	416.7	—	1.1	0.3%	—	829.7	—	6.1	0.7%	—
Other	285.0	118%	10.2	3.6%	339%	560.4	126%	23.0	4.1%	1078%

Total	2,529.1	125%	97.7	3.9%	156%	4,999.5	129%	195.8	3.9%	397%
Corporate and eliminations	-322.3	—	-12.5	—	—	-631.6	—	-26.8	—	—

Consolidated total	2,206.8	127%	85.2	3.9%	174%	4,367.9	131%	169.0	3.9%	586%

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

4. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain company profit (production division basis) and Capital Investment * >

Fiscal 2011 Second Quarter

yen (billions)

	Sales		Domain Company Profit			Capital Investment
		11/10		% of sales	11/10		11-10
AVC Networks Company	424.6	98%	1.0	0.2%	60%	20.0	-22.1
Panasonic Mobile Communications Co., Ltd.	73.6	115%	3.6	4.9%	190%	1.2	+0.5
Panasonic Electronic Devices Co., Ltd.	98.1	103%	5.1	5.1%	176%	7.6	+3.2
Factory Automation Business	52.1	215%	8.9	17.0%	—	0.6	-0.7

Fiscal 2011 Six Months ended September 30, 2010

yen (billions)

	Sales		Domain Company Profit			Capital Investment
		11/10		% of sales	11/10		11-10
AVC Networks Company	844.4	105%	-17.9	-2.1%	—	60.1	-50.0
Panasonic Mobile Communications Co., Ltd.	139.7	84%	6.3	4.5%	65%	1.7	+0.6
Panasonic Electronic Devices Co., Ltd.	193.9	108%	8.3	4.3%	—	13.1	+4.0
Factory Automation Business	96.6	240%	15.4	15.9%	—	0.8	-0.6

*	These figures are calculated on an accrual basis.

5. Capital Investment by segments *

yen (billions)

	Second Quarter		Six Months ended September 30
		11-10		11-10
Digital AVC Networks	26.8	-20.0	72.7	-44.1
Home Appliances	9.5	-0.9	15.0	-8.2
PEW and PanaHome	9.9	+3.8	19.7	+7.1
Components and Devices **	17.4	-6.2	37.8	-9.0
SANYO	35.8	+35.8	51.7	+51.7
Other	3.0	+0.3	4.2	-0.3

Total	102.4	+12.8	201.1	-2.8

<** semiconductors only>	<6.1>	<+2.5>	<11.1>	<+2.0>

*	These figures are calculated on an accrual basis.

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

6. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2010			Fiscal 2011
	Second Quarter	Six Months ended September 30	Full Year	Second Quarter	Six Months ended September 30
U.S. Dollars	¥97	¥95	¥93	¥91	¥91
Euro	¥130	¥126	¥129	¥119	¥122

<Rates Used for Consolidation>

	Fiscal 2010			Fiscal 2011
	Second Quarter	Six Months ended September 30	Full Year	Second Quarter	Six Months ended September 30
U.S. Dollars	¥94	¥96	¥93	¥86	¥89
Euro	¥134	¥133	¥131	¥111	¥114

<Foreign Currency Transaction> *

(billions)

	Fiscal 2010						Fiscal 2011
	Second Quarter		Six Months ended September 30		Full Year		Second Quarter		Six Months ended September 30
U.S. Dollars	US$	0.5	US$	0.9	US$	2.0	US$	0.5	US$	0.9
Euro		€0.3		€0.6		€1.1		€0.3		€0.6

*	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

(persons)

	End of September 2009	End of March 2010	End of June 2010	End of September 2010
Domestic	127,888	152,853	153,493	151,018
Overseas	156,551	231,733	231,323	234,225

Total	284,439	384,586	384,816	385,243

8. Annual Forecast for Fiscal 2011, ending March 31, 2011

Segment Information

yen (billions)

	Forecast (as of October 29, 2010)
	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	3,450.0	101%	142.0	4.1%	163%
Home Appliances	1,280.0	106%	89.0	7.0%	135%
PEW and PanaHome	1,695.0	104%	63.5	3.7%	183%
Components and Devices	940.0	101%	41.0	4.4%	112%
SANYO	1,700.0	420%	0.0	0.0%	—
Other	1,150.0	114%	40.0	3.5%	203%

Total	10,215.0	119%	375.5	3.7%	154%
Corporate and eliminations	-1,315.0	—	-65.5	—	—

Consolidated total	8,900.0	120%	310.0	3.5%	163%

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Primary Domain Companies’ Information

yen (billions)

	Forecast (as of October 29, 2010)
	Sales	11/10	Domain Company Profit	% of sales	11/10
AVC Networks Company	1,723.0	101%	12.1	0.7%	—
Panasonic Mobile Communications Co., Ltd.	275.8	90%	7.4	2.7%	68%
Panasonic Electronic Devices Co., Ltd.	374.4	102%	14.0	3.7%	304%
Factory Automation Business	170.0	169%	22.5	13.2%	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	831.7	826.1
Home Appliances	322.8	313.9
PEW and PanaHome	391.2	442.8
Components and Devices	236.3	244.6
SANYO	413.0	416.7
Other	275.4	285.0

Subtotal	2,470.4	2,529.1
Eliminations	-309.3	-322.3

Total	2,161.1	2,206.8

Segment profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
Digital AVC Networks	27.9	33.4
Home Appliances	32.3	16.8
PEW and PanaHome	8.3	22.5
Components and Devices	11.8	13.7
SANYO	5.0	1.1
Other	12.8	10.2

Subtotal	98.1	97.7
Corporate and eliminations	-14.3	-12.5

Total	83.8	85.2

<Attachment 2> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 3> Reference

Segment information for fiscal 2009

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	374.6	354.9	306.3	254.5	1,290.3
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	307.9	310.3	260.2	166.5	1,044.9
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,451.1	2,526.8	2,158.9	1,785.4	8,922.2
Eliminations	-299.1	-335.1	-279.0	-243.5	-1,156.7

Total	2,152.0	2,191.7	1,879.9	1,541.9	7,765.5

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	32.7	16.3	17.1	-19.3	46.8
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	18.4	28.6	6.1	-43.8	9.3
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.5	132.9	28.7	-168.8	123.3
Corporate and eliminations	-20.9	-14.4	-2.3	-12.8	-50.4

Total	109.6	118.5	26.4	-181.6	72.9

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2011

Sales		Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
AVC Networks Company	419.8	424.6
Panasonic Mobile Communications Co., Ltd.	66.1	73.6
Panasonic Electronic Devices Co., Ltd.	95.8	98.1
Factory Automation Business	44.5	52.1

Domain company profit		Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)
AVC Networks Company	-18.9	1.0
Panasonic Mobile Communications Co., Ltd.	2.7	3.6
Panasonic Electronic Devices Co., Ltd.	3.2	5.1
Factory Automation Business	6.5	8.9

Primary domain companies’ information for fiscal 2010

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

Primary domain companies’ information for fiscal 2009

Sales					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	529.9	553.1	519.4	296.1	1,898.5
Panasonic Mobile Communications Co., Ltd.	118.8	90.4	85.7	94.8	389.7
Panasonic Electronic Devices Co., Ltd.	124.9	120.5	92.7	62.5	400.6
Factory Automation Business	60.8	51.1	25.6	15.5	153.0

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	14.4	21.5	-23.4	-62.6	-50.1
Panasonic Mobile Communications Co., Ltd.	14.9	6.4	6.7	-4.3	23.7
Panasonic Electronic Devices Co., Ltd.	9.0	8.1	-2.0	-17.6	-2.5
Factory Automation Business	9.4	5.8	-4.7	-8.9	1.6